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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  X   Form 40-F
                ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes      No  X
          ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-         )



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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement regarding its connected transaction assets acquisition.



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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            PetroChina Company Limited



Dated: April 30, 2008                       By:    /s/ Li Huaiqi
                                                   ------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary



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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

                            (PETROCHINA COMPANY LOGO)
                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (STOCK CODE: 857)

                              CONNECTED TRANSACTION
                               ASSETS ACQUISITION

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The Board wishes to announce that the Company has entered into the Acquisition
Agreement with CNPC on 28 April 2008, pursuant to which the Company has agreed to acquire the assets of the Northeast China Inspection and Maintenance Operations from CNPC. Upon completion of the Acquisition Agreement, the Company will pay consideration in the sum of RMB43,832,200 (approximately HK$48,702,444) to CNPC, representing the value of the net assets of the Northeast China Inspection and Maintenance Operations as at 30 September 2007. The parties will adjust the consideration by reference to the net assets generated by the Northeast China Inspection and Maintenance Operations for the period from 1 October 2007 to the Completion Date as shown in the management accounts.

CNPC is the controlling shareholder of the Company holding 86.29% of the issued share capital of the Company as at the date of this announcement. Pursuant to the Listing Rules, CNPC is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company.

Since the applicable percentage ratio for the Acquisition is more than 0.1% but less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under the Listing Rules.

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ACQUISITION AGREEMENT

DATE

28 April 2008

PARTIES

Vendor:    CNPC

Purchaser: the Company



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THE ACQUISITION

Subject to satisfaction of the conditions precedent under the Acquisition Agreement, the Company will acquire the net assets of the Northeast China Inspection and Maintenance Operations. The Northeast China Inspection and Maintenance Operations mainly comprises the inspection and maintenance services in relation to the refining and chemical operations in Northeast China and comprise interests and assets in the following companies / entities:

(1) 100% interest in Jinzhou Petrochemical Limited Design House (CHINESE CHARACTER), whose principal business is the designing for engineering projects for oil refining and petrochemical operations;

(2) 100% interest in PetroChina Jinxi Petrochemical Design House (CHINESE CHARACTER), whose principal business is the designing for engineering projects for oil refining and petrochemical operations;

(3) 100% interest in Jihua Group Mechanics Limited (CHINESE CHARACTER), whose principal business is the manufacturing of petrochemical equipment;

(4) 100% interest in Jilin Engineering Supervision Limited (CHINESE CHARACTER), whose principal businesses are supervising construction projects, engineering consultation and pricing consultation;

(5) 100% interest in CNPC Fushun Engineering Supervision Limited (CHINESE CHARACTER), whose principal businesses are conducting installations for engineering projects, civil engineering, inspection and maintenance works, and mechanical processing; and

(6) the entire assets in Northeast China Branch Company, CNPC Engineering Design Limited (CHINESE CHARACTER), whose principal businesses are providing domestic and international engineering design service and contracting for engineering projects.

The assets comprising the Northeast China Inspection and Maintenance Operations include but not limited to:

(1) land use rights, properties, and buildings, cash, bank deposit, inventories, accounts receivable, machineries and equipment associated with the inspection and maintenance business; and

(2) rights and obligations under agreements entered into by the entities in relation to the inspection and maintenance business.

CONSIDERATION

The Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms. Pursuant to the Acquisition Agreement, the Company will pay consideration in the sum of RMB43,832,200 (approximately HK$48,702,444) to CNPC, representing the net assets value of the Northeast China Inspection and Maintenance Operations as at 30 September 2007. The parties will adjust the consideration by reference to the net assets generated by the Northeast China Inspection and Maintenance Operations for the period from 1 October 2007 to the Completion Date as shown in the management accounts for that period. The Company will pay the consideration together with the adjustment to the consideration in cash to CNPC out of the internal resources of the Company. The



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adjustment to the consideration is expected to be paid by the Company to CNPC within 45 days after the Completion Date.

In the event the net assets generated by the Northeast China Inspection and Maintenance Operations for the period from 1 October 2007 to the Completion Date as shown in the management accounts for that period is higher than the value of the net assets of the Northeast China Inspection and Maintenance Operations as at 30 September 2007, the Company shall pay such difference in cash to CNPC on a dollar for dollar basis. The above consideration was determined based on the valuation report as of 30 September 2007 prepared by China United Assets Appraisal Co., Ltd., Beijing, an independent valuer. According to the valuer's reports with valuation based on the cost method, as at 30 September 2007, the total value of the net assets of the Northeast China Inspection and Maintenance Operations to be acquired under the Acquisition is RMB43,832,200 (approximately HK$48,702,444).

The audited net loss before and after tax attributable to the assets of the Northeast China Inspection and Maintenance Operations for the financial year ended 31 December 2006 amounted to approximately RMB34,350,000 (approximately HK$38,166,667) and RMB55,834,000 (approximately HK$62,037,778) respectively which were based on the management accounts of the assets of the Northeast China Inspection and Maintenance Operations prepared in accordance with the Generally Accepted Accounting Principles of the PRC. The audited net loss before and after tax attributable to the assets of the Northeast China Inspection and Maintenance Operations for the financial year ended 31 December 2007 amounted to approximately RMB186,691,000 (approximately HK$207,434,444) and RMB199,133,000 (approximately HK$221,258,889) respectively were also prepared in accordance with the Generally Accepted Accounting Principles of the PRC. The original purchase cost of these assets, reflected from the aggregate of the paid-up capital in the accounts of the entities and assets comprising the Northeast China Inspection and Maintenance Operations, amounted to approximately RMB289,783,000 (approximately HK$321,981,111).

CONDITIONS PRECEDENT TO COMPLETION OF THE ACQUISITION AGREEMENT

Completion of the Acquisition Agreement is subject to the satisfaction of certain conditions precedent, including:

(a) the Company having completed due diligence on the Northeast China Inspection and Maintenance Operations;

(b) the Company having obtained all necessary consents of the creditors and any other relevant third parties in connection with the transfer of the assets of the Northeast China Inspection and Maintenance Operations;

(c) there having been no material adverse change to the business operation and technical performance of the Northeast China Inspection and Maintenance Operations; and

(d) the representations, warranties and undertakings given by CNPC being true, accurate, complete and valid as at the date of completion.

The parties shall use reasonable endeavours to procure that the conditions precedent to be fulfilled on or before 30 April 2008. In the event that any of the conditions precedent has not been fulfilled on or before 30 April 2008 by reason of CNPC, the Company shall be entitled to terminate the Acquisition Agreement.

COMPLETION



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Completion is expected to take place 30 April 2008 or the date on which all conditions precedent of the Acquisition Agreement are satisfied, whichever is later.

REASONS FOR THE ACQUISITION AND BENEFIT TO THE COMPANY

The Company is principally engaged in the exploitation of oil and gas resources in the PRC. The Board considers that the acquisition of the assets of the Northeast China Inspection and Maintenance Operations is in line with the development strategies of the Group as a whole.

Following the Company's expansion in the production scale of its refining and chemical businesses and increase in equipment used, the installation, design, supervision, inspection and maintenance works will be remained at a high growth rate. At present, inspection and maintenance services of the refining and chemical businesses are undertaken by various local branch companies. The resources allocation for inspection and maintenance services in the Northeast China are not concentrated and business developments was imbalanced resulting from factors like the operations run by the holding entity and local environments. These have impaired the development of the inspection and maintenance business.

The Acquisition is intended to enhance the ability to safely and smoothly operate the inspection and maintenance services, and to consolidate the inspection and maintenance resources of the target entities, with a view to form a comprehensive production chain for the technological servicing of refining and chemical works. This would enable the unification of design, purchasing and construction, and subsequent operations and maintenance services, thereby strengthening and ensuring the inspection and maintenance services in a steady manner. This will also secure the implementation of new mechanisms of the refining and chemical business. The Acquisition will also reduce connected transactions between CNPC and the Group to a certain extent, improve enforcement of projects, and lead to improvements on the production chain of the refining and chemical businesses, with a view to uplift servicing capacity comprehensively and create synergy, and hence improving the technology level and competitiveness of the inspection and maintenance services of the refining and chemical business. The Acquisition will play an important role to the Company's adopting centralized resource allocation and human resources management, to maximize the Company's edge on resources in human resources, materials and technologies, to formulate inspection and maintenance quotas scientifically, to coordinate plans on inspection and maintenance services, balancing workload in providing services, to improve quality of the services provided, and to effectively increase the profitability of the inspection and maintenance business, hence maximizing value to the shareholders of the Company in the long run.

RELATIONSHIP BETWEEN THE PARTIES AND CONNECTED TRANSACTION

CNPC is the controlling shareholder (as defined in the Listing Rules) of the Company holding 86.29% of the issued share capital of the Company. Pursuant to the Listing Rules, CNPC is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company. Since the applicable percentage ratio for the Acquisition is more than 0.1% but less than 2.5% for the Group, the Company is only subject to the reporting and announcement requirement and is exempt from the independent shareholders' approval requirement under the Listing Rules.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Acquisition Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.



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INFORMATION ON THE GROUP

BUSINESS OF THE GROUP

The Group is principally engaged in petroleum and natural gas-related activities, including:

(a) the exploration, development, production and sale of crude oil and natural gas;

(b) the refining, transportation, storage and marketing of crude oil and petroleum products;

(c) the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(d)  the transmission of natural gas and crude oil, and the sale of natural gas.

BUSINESS OF CNPC

The principal business activities of CNPC and its subsidiaries include a broad spectrum of upstream and downstream activities, domestic marketing and international trade, provision of operational services and technical support, and equipment manufacturing and supply. The group is also a major producer and supplier of petrochemical products.

DEFINITIONS

In this announcement, unless otherwise defined, the following terms shall have the following meanings:

"Acquisition"                 the acquisition of the interests and assets of the
                              Northeast China Inspection and Maintenance
                              Operations from CNPC by the Company pursuant to the Acquisition Agreement

"Acquisition Agreement"       the acquisition agreement dated 28 April 2008
                              entered into between the Company and CNPC in respect of the Acquisition

"Board" the board of directors of the Company, including the independent non-executive directors of the Company

"CNPC" China National Petroleum Corporation (CHINESE CHARACTER), a State-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company

"Company"                     PetroChina Company Limited, a joint stock limited
                              company incorporated in the PRC under the Company
                              Law of the PRC, and listed on the Shanghai Stock
                              Exchange and main board of The Stock Exchange of Hong Kong Limited with American depository shares listed on the New York Stock Exchange

"Completion Date"             30 April 2008 or the date on which all conditions
                              precedents of the Acquisition Agreement are satisfied, whichever is later

"Group"                       the Company and its subsidiaries

"Listing Rules"               the Rules Governing the Listing of Securities on
                              The Stock Exchange of Hong Kong Limited



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"Northeast China              the inspection and maintenance services in
Inspection and                relation to the refining and chemical operations
Maintenance Operations"       in Northeast China, which comprise interests and
                              assets in the following companies / entities:

                              (1)  100% interest in Jinzhou Petrochemical
                                   Limited Design House (CHINESE CHARACTER)

                              (2)  100% interest in PetroChina Jinxi
                                   Petrochemical Design House (CHINESE
                                   CHARACTER)

                              (3)  100% interest in Jihua Group Mechanics
                                   Limited (CHINESE CHARACTER)

                              (4)  100% interest in Jilin Engineering
                                   Supervision Limited (CHINESE CHARACTER)

                              (5) 100% interest in CNPC Fushun Engineering Supervision Limited (CHINESE CHARACTER)

                              (6) the entire assets in Northeast China Branch Company, CNPC Engineering Design Limited (CHINESE CHARACTER)


"PRC"                         the People's Republic of China

"HK$" Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

"RMB"                         Renminbi, the lawful currency of the PRC


                                                    By order of the Board
                                                 PETROCHINA COMPANY LIMITED
                                                          LI HUAIQI
                                                      Company Secretary


28 April 2008
Beijing, the PRC

As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

In this announcement, RMB has been translated into HK$ at the rate close to the date of the Acquisition Agreement of HK$1= RMB0.9 for reference purpose only.



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